  Exhibit 99.1

Canarc Reviews Results of Airborne Geophysical Surveys Flown Over the Hard Cash Property in Nunavut

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Vancouver, Canada – June 19, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) reviews the results of the airborne magnetic and radiometric geophysical surveys flown by Geotech Airborne Geophysical Surveys late last year over the Hard Cash Property in Nunavut.

Geophysical modelling and interpretation were recently completed by Geotech, followed by geological and structural interpretation by company geologists. The results have clarified the broad geological and structural controls on gold mineralization and will help guide the Phase 1 exploration program planned for this summer to identify and prioritize drill targets.

Magnetics

The Total Magnetic Intensity (TMI, link 1) is used to broadly interpret lithological units and structural fabric. It shows a strong northeast-striking linear structural fabric that coincides with the strike of the main metavolcanic and metasedimentary units.

Five main magnetic domains trend northeasterly across the property and can generally be correlated with the main rock units shown on the Geological Survey of Canada regional geological map of the area. From northwest to southeast, these are:

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Domain 1 – broad belt of high magnetics mapped as metasediments and paragneiss
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Domain 2 – broad belt of low magnetics mapped as felsic and mafic metavolcanics
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Domain 3 – narrow belt of high to very high magnetics mapped as mafic metavolcanics bounded to the south by a major linear interpreted as a major structure or break
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Domain 4 – broad belt of very low to moderate magnetics mapped as mafic and felsic metavolcanics
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Domain 5 – three irregular ellipsoids with high to very high magnetics mapped as granitic intrusions

The First Vertical Derivative (FVD, link 2) is used to interpret primary and secondary structures or breaks and it shows four main linear trends:

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Trend 1 – southwest-northeast (NE) overall trend of lithologies and structures, including a major break dividing Domain 3 and Domain 4, which marks the northern margin of the main Swamp high grade gold vein zone
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Trend 2 – west-northwest (WNW) transverse structures, including one main linear feature which crosses the main Swamp high grade gold vein zone and coincides with the southwest margin of the granitic intrusion south of the Swamp zone
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Trend 3 – east-west (EW) transverse structures, including one main linear feature which marks the northern edge of the southwestern ellipsoid and bisects the southern ellipsoid of Domain 5
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Trend 4 – north-south (NS) transverse structures that mark the western and eastern margins of the three ellipsoid features of Domain 5, and crosscut the other Domains

The main Swamp high grade gold vein zone sits within a NE trending, strongly foliated, quartz-sericite-carbonate altered shear zone along a linear magnetic low, paralleling the major break that separates the highly magnetic Domain 3 mafic metavolcanics north of the Swamp zone from the highly magnetic Domain 5 northeastern granitic intrusion south of the Swamp zone.

A prominent WNW transverse linear appears to intersect the major NE break at the Swamp zone. The Swamp zone, 4600 and Pond showings appear to lie along the margins of a large rhomboidal magnetic feature defined by intersecting NE and NS linears. The 4600 gold prospect lies 800 metres (m) southwest of the Swamp zone at the intersection of NS and WNW structures just south of the main NE break. The Pond gold prospect is located 1.8 kilometres (km) southwest of the Swamp zone along the main NE break. These two gold vein prospects may significantly extend the Swamp zone to the southwest.

A secondary linear zone of copper-arsenic-tungsten-gold prospects is situated 3.5 km west of the Swamp zone along the southern margin of a linear magnetic high marking the contact of Domain 2 felsic metavolcanics and felsic metavolcanics, also crossed by the main WNW structure.

One other magnetic feature worth noting is a 2.5 km long ovoid magnetic low whose core is marked by a linear of spot magnetic highs located about 6 km west of the Swamp zone within the Domain 2 felsic metavolcanics. No geological information is known about this feature.

Radiometrics

The total count (TC), uranium (U), thorium (Th) and potassium (K) channels are all anomalously high over the Domain 1 paragneiss and Domain 5 granitic intrusions and confirm the magnetic interpretations of these lithologies. Radiometrics may be useful in confirming intrusions or alteration zones at the local scale identified by more detailed mapping. Elemental radiation is detected over land and is masked by water and overburden, so given the lakes and glacial overburden covering much of the property, radiometrics do not provide complete coverage in interpreting structures.

Ore Deposit Model

The Hard Cash property exhibits many of the characteristics of Archean orogenic gold deposits (link 3) typical of greenstone belts in Canada and elsewhere. Hard Cash has several geological characteristics similar to the new Dixie Property discovery (Great Bear Resources) near Red Lake as well as the operating gold mines of Agnico Eagle (Meliadine and Meadowbank) in Nunavut. These characteristics include:

Characteristic	Hard Cash
Major Greenstone Belt	✓
Metavolcanic Host Rocks	✓
Large Granitic Intrusions	✓
Mafic-Felsic Volcanic Contact	✓
Multi-Phase Deformation	✓
Major Structural Break	✓
Secondary Fault Splays	✓
Tertiary Shear Zones	✓
Quartz-Sericite-Carbonate Alteration	✓
Stacked Quartz-Sulfide Veins	✓
High Grade Gold	✓

Gold Mineralization

At Hard Cash, the main Swamp high grade gold vein zone (link4) has been traced continuously over 1.3 km and the secondary 4600 and Pond prospects have the potential to extend it by another 2 km to the southwest. This gold trend is open-ended.

Quartz-sulphide veins at Swamp occur within a 100-metre-wide quartz-sericite-carbonate altered shear zone. Historic bedrock chip samples returned grades up to 125 gpt gold and float samples returned grades up to 174 gpt gold and 1,192 g/t silver.

Historic bedrock grab samples at the 4600 and Pond prospects assayed up to 27.7 gpt and 11.4 gpt gold respectively. Historic float samples from two boulders located over 2 km south and southwest of the Swamp zone returned grades up to 6.81 gpt (Malachite prospect) and 12.45 gpt (PD2 prospect) gold respectively and a large boulder 450 metres southeast of the Swamp zone returned a grade of 95.7 gpt gold.

At the Nigel property (part of the Hard Cash property option) located 12 km west of Hard Cash, two structurally hosted Archean lode gold vein occurrences report historical assays up to 464.9 gpt gold. Confirmatory surface sampling by Silver Range Resources in 2016 returned grab samples assaying 398 gpt gold and 178 gpt gold from two of these showings.

Canarc considers all of the above assay results to be historical, Canarc's consulting geologist visited the property for a day in 2018 and sampled similar high-grade gold assays in rock chip samples including 72.6 gpt gold in float and 14.6 gpt gold in bedrock at the Swamp zone, but Canarc has not completed sufficient work to independently verify all of these historical results.

Phase 1 Exploration Program

Canarc plans to commence a CAD$200,000 Phase 1 exploration program in July to include reconnaissance prospecting of the Hard Cash property and detailed geological mapping, geochemical rock and soil sampling along the main Swamp high grade gold vein zone and southwest along the main break for a total of four km (link 5).

The goals of the Phase 1 exploration program are to evaluate the many gold prospects and related geological and geophysical features on the property, gain a detailed understanding of the lithological and structural controls on gold mineralization and define top priority targets for drilling.

Qualified Person

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.  Dr. Margolis is engaged as a consultant to Canarc Resource Corp as Vice President of Exploration.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

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